Builder Advisor Group, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	86,085
Accounts receivable		188,501
Prepaid expenses		7,000
Total Assets	$	281,586
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	22,209
Due to affiliate		52,370
Total Liabilities		74,579
Member's Equity		207,007
Total Liabilities and Member's Equity	$	281,586

See accompanying notes.